Exhibit 99.1

Yueda Digital Holding and Subsidiaries

Consolidated Balance Sheets

(Stated in U.S. dollars in thousands, except share and per share data)

	December 31, 2025	June 30, 2026
		(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$999	$101
USDT	3,246	6
Prepayments and other current assets, net	207,158	211,101
Total current assets	211,403	211,208

OTHER ASSETS
Property and equipment, net	90,926	31,180
Security deposit	9,600	9,600
Total non-current assets	100,526	40,780

Total assets	311,929	251,988

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT LIABILITIES
Accounts payable	331	331
Accrued expenses and other current payables	-	707
Total current liabilities	331	1,038

Total liabilities	331	1,038

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares ($4.0 par value; 9,000,000 shares authorized; 5,542,262 shares issued as of December 31, 2025 and June 30, 2026; 5,529,189 shares outstanding as of December 31, 2025 and June 30, 2026)*	22,118	22,118

Class B ordinary shares ($4.0 par value; 1,000,000 shares authorized; no shares issued as of December 31, 2025 and June 30, 2026; no shares outstanding as of December 31, 2025 and June 30, 2026, respectively)*	-	-
Additional paid-in capital	651,665	651,665
Treasury shares (13,073 and 13,073 shares as of December 31, 2025 and June 30, 2026)	(1,517)	(1,517)
Deferred share compensation	(148)	-
Accumulated deficits	(360,520)	(421,316)
Total Yueda Digital Holding shareholders’ equity	311,598	250,950
Total equity	311,598	250,950

Total liabilities and shareholders’ equity	$311,929	$251,988

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation and change of share capital (Note 9).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Yueda Digital Holding and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)

Revenues	$12,764	$21,555

Cost of revenues	12,703	31,830

Gross income (loss)	61	(10,275)

Operating expenses:
General and administrative expenses	2,016	1,751
Total operating expenses	2,016	1,751

Loss from continuing operations	(1,955)	(12,026)

Other income (expense) :
Interest income, net	4	457
Impairment of long-lived assets	-	(49,227)
Total other income (expense), net	4	(48,770)

Loss from continuing operation before income taxes	(1,951)	(60,796)

Income tax expense	5	-

Net loss from continuing operation	(1,956)	(60,796)

Discontinued operations:
Net loss from discontinued operations, net of income taxes	(39)
Net loss from discontinued operations	(39)	-

Net loss	(1,995)	(60,796)

Less: Net income attributable to non-controlling interests	3	-

Net loss attributable to Yueda Digital Holding	$(1,998)	$(60,796)

Net loss	$(1,995)	$(60,796)

Foreign currency translation adjustment	(919)	-

Total comprehensive loss	(2,914)	(60,796)

Less: Total comprehensive income attributable to non-controlling interests	3	-

Total comprehensive loss attributable to Yueda Digital Holding	$(2,917)	$(60,796)

Weighted average number of ordinary shares outstanding*
Basic and diluted	255,911	5,529,189

Loss per share*
Basic and diluted	$(7.81)	$(11.00)

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 9).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Yueda Digital Holding and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Stated in U.S. Dollars in thousands, except for share and per share data)

												Total
	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional		Deferred		Accumulated other	Yueda Digital Holding Inc.		Total
	outstanding		outstanding		outstanding		paid-in	Treasury	share	Accumulated	comprehensive	shareholders’	Noncontrolling	(Deficit)
	Shares*	Par Value	Shares*	Par Value	Shares*	Par Value	capital	shares	compensation	deficits	income (loss)	equity	interests	Equity
BALANCE, December 31, 2024	143,326	$575	$-	$-	$-	$-	$311,740	$(1,517)	$(814)	$(332,464)	$33,407	$10,927	$(32,933)	$(22,006)
Amortization of share-based compensation	-	-	-	-	-	-	-	-	333	-	-	333	-	333
Sales of ordinary shares	155,556	622	-	-	-	-	6,378	-	-	-	-	7,000	-	7,000
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(919)	(919)	-	(919)
Net loss	-	-	-	-	-	-	-	-	-	(1,998)	-	(1,998)	3	(1,995)
BALANCE, June 30, 2025 (unaudited)	298,882	$1,197	$-	$-	$-	$-	$318,118	$(1,517)	$(481)	$(334,462)	$32,488	$15,343	$(32,930)	$(17,587)

BALANCE, December 31, 2025	-	$-	$5,529,189	$22,118	$-	$-	$651,665	$(1,517)	$(148)	$(360,520)	$-	$311,598	$-	$311,598
Amortization of share-based compensation	-	-	-	-	-	-	-	-	148	-	-	148	-	148
Net loss	-	-	-	-	-	-	-	-	-	(60,796)	-	(60,796)	-	(60,796)
BALANCE, June 30, 2026 (unaudited)	-	$-	$5,529,189	$22,118	$-	$-	$651,665	$(1,517)	$-	$(421,316)	$-	$250,950	$-	$250,950

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 9).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Yueda Digital Holding and Subsidiaries

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net loss from continuing operations	$(1,956)	$(60,796)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	4,046	10,520
Impairment of property and equipment	-	49,227
Share-based compensation	333	148
Changes in operating assets and liabilities:
Cryptocurrencies -mining, net of mining pool operating fees	(4,108)	-
Prepayments and other current assets, net	(5,600)	(703)
Other current payables	212	206
Taxes payable	5	-
Net cash used in continuing operating activities	(7,068)	(1,398)
Net cash provided by discontinued operating activities	622	-
Net cash used in operating activities	(6,446)	(1,398)

Cash flows from investing activity:
Net cash provided by discontinued investing activity	261	-
Net cash provided by investing activity	261	-

Cash flows from financing activities:
Proceeds of borrowings from related parties	200	-
Proceeds from issuance of ordinary shares through private offerings	7,000	-
Proceeds from third party loan	-	500
Net cash provided by continuing financing activities	7,200	500
Net cash provided by financing activities	7,200	500

Effect of exchange rate changes	(918)	-

Net change in cash, cash equivalents and restricted cash	97	(898)
Cash, cash equivalents and restricted cash - beginning of period	113	999
Cash, cash equivalents and restricted cash - end of period	210	101
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of period	76	-
Total cash, cash equivalents and restricted cash of continuing operations at end of period	$134	$101
Supplemental non-cash information:
Exchange BTC to USDT	$12,764	$21,555
Miners purchased with cryptocurrencies and balances offset	$6,319	$-
Prepayment of development fees with cryptocurrencies	$-	$3,240

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash and cash equivalents	$208	$99
Restricted cash	2	2
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$210	$101

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction of the Group

Yueda Digital Holding (“Yueda” or the “Company”), formerly known as AirNet Technology Inc., was incorporated in the Cayman Islands on April 12, 2007.

The Company collectively with its subsidiaries (“the Group”) are engaged in the cryptocurrencies mining business, primarily mining Bitcoin (“BTC”) through its mining operations located in Kazakhstan, the United States and Ethiopia, and, since April 2026, mining Litecoin (“LTC”) and Dogecoin (“DOGE”) through its newly commissioned mining facility also located in Kazakhstan. The business was previously conducted by its Hong Kong subsidiary Blockchain Dynamics Limited. On March 19, 2024, the Group has resolved to dispose of Blockchain Dynamics Limited together with its subsidiary. On August 31, 2024, the Group has resolved to dispose of One World Global Travel Inc. (“One World”) and Global International Travel Limited (“Global Travel”) together with its subsidiaries. On January 1, 2025, the Company resumed its cryptocurrencies mining business, and the business is later conducted by its newly established subsidiary incorporated in Hong Kong.

On June 11, 2025, the Company entered into certain purchase agreement with a third party, pursuant to which the third party agreed to purchase the Group’s legacy air travel media network business operations in exchange for nominal cash consideration of US$1 (the “Disposition”), which was conducted through Broad Cosmos Enterprises Ltd. (“Broad Cosmos”), its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries. The Disposition was completed on September 3, 2025.

As of issuance date of this report, details of the Company’s subsidiaries are as follows:

	Date of		Percentage
	incorporation/	Place of	of legal
Name	acquisition	incorporation	ownership

AirNet Technology Ohio Inc. (“AirNet Ohio”)	February 6, 2025	United States	100
Robust Achievement Limited (“Robust Achievement”)	March 5, 2025	Hong Kong	100

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2026. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended December 31, 2024 and 2025.

(b)	Going concern

The Group has a history of operating losses, of approximately $2.0 million and $60.8 million for the six months ended June 30, 2025 and 2026. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of equity and debt financing to fund its operations and business development. The Group’s ability to continue as a going concern depends on management’s ability to successfully execute its business plan which includes diversifying revenue streams through the Scrypt facility launched in early 2026, optimizing power costs through fixed-rate agreements and dynamic miner shutdown strategies, and implementing a disciplined hedging program to mitigate cryptocurrency price volatility, as well as potential financing from public markets or private placements. However, there is no assurance that the measures above can be achieved as planned. Nevertheless, management prepared the unaudited condensed consolidated financial statements assuming the Group will continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

(c)	Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including standalone selling price of each distinct performance obligation in the cryptocurrency mining revenue recognition, allowance for expected credit losses, the useful lives of property and equipment, impairment of long-lived assets, share-based compensation and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(e)	Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: net losses in the past and future; price volatility of cryptocurrencies; mining difficulty adjustments and cost risks for BTC mining, LTC and DOGE mining (commenced in April 2026); failure in launching new business; a significant or prolonged economic downturn; regulatory or other related factors; past and future acquisitions; failure to maintain an effective system of internal control over financial reporting and effective disclosure controls and procedures; risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the industry.

(f)	Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and cash equivalents, USDT, prepayments, other current assets and accounts payable have been determined to approximate carrying amounts due to short maturities of these instruments. The Group did not have any other financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on recurring basis as of December 31, 2025 and June 30, 2026. The Group noted no transfers between levels during any of the periods presented.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

(g)	Discontinued operation

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive loss, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of Blockchain Dynamics Limited together with its subsidiary, the disposal of One World, Global Travel together with its subsidiaries, and the disposal of Broad Cosmos and its Subsidiaries, which represented strategic shifts and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the businesses have been reclassified in the accompanying unaudited condensed consolidated financial statements as discontinued operations for all the periods presented.

(h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid deposits which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased.

(i)	Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

In December 2023, the FASB issued ASU 2023-08, which requires entities to measure in-scope crypto assets at fair value with changes recognized in net income, present them separately from other intangible assets on the balance sheet and remeasurement changes separately in the income statement, and provide expanded disclosures about significant holdings, sale restrictions, and period-to-period changes. The Group adopted ASC 350-60 on January 1, 2025 using the modified retrospective approach, and the adoption did not have a material effect on the unaudited condensed consolidated financial statements.

Cryptocurrencies awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Group accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

(j)	USDT

USDT (Tether) is a stablecoin designed to be redeemable on a one-to-one basis for cash and cash equivalents. It is a type of digital asset which the Company holds to facilitate everyday transactions and meet certain working capital requirements.

(k)	Prepayments and other current assets, net

Prepayments and other current assets, net primarily consist of :(i) advances to suppliers, (ii) a refund receivable from cryptocurrency miner suppliers, which arose from the remaining prepayment balance made during fiscal year 2025 and was reclassified to other current assets upon reaching the refund agreement in April 2026 and related refund receivable income accumulated; and (iii) amounts due from hosting providers representing income earned but not yet paid to the Group. Management regularly reviews the aging of such balances and changes in payment and realization trends, the recoverability of such balances and the creditworthiness of the relevant counterparties. When management believes the recovery of such balances is at risk, an additional allowance is recorded; amounts deemed irrecoverable are written off against the allowance after all reasonable recovery efforts have been exhausted. As of December 31, 2025 and June 30, 2026, the Group recorded approximately $36.4 million and $36.4 million allowance for expected credit losses for prepayments and other current assets, respectively.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

(l)	Allowance for expected credit losses

The Group adopted ASC 326 Financial Instruments – Credit Losses using the modified retrospective approach through a cumulative-effect adjustment to accumulate deficit. Management used an expected credit loss model for the impairment of other current assets and non-current assets as of period ends. Management believes the aging of assets is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for other current assets using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecast changes. Management measured the expected credit losses of other current assets on a collective basis. When an other current assets do not share risk characteristics with other current assets, management will evaluate such other current assets for expected credit loss on an individual basis. For non-current assets such as security deposits, management assesses expected credit losses individually, given their unique risk characteristics and long-term nature. Doubtful accounts balances are written off and deducted from allowance, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The same write-off policy applies to both current and non-current financial assets.

(m)	Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Miners	3 years

Costs of repairs and maintenance are expensed as incurred and asset improvements that extend the useful life are capitalized. The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated income statement. When property and equipment are retired or otherwise disposed of the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

(n)	Impairment of long-lived assets

Long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology, economy or other industry changes. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, relief from royalty income approach, quoted market values and third-party independent appraisals, as considered necessary.

The Group makes various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. The assumptions and estimates used to determine future values and remaining useful lives of long-lived assets are complex and subjective. They can be affected by various factors, including external factors such as industry and economic trends, and internal factors such as the Group’s business strategy and its forecasts for specific market expansion.

As of June 30, 2026, the net carrying amount of long-lived assets consisted of miners of $31.2 million. The Group did not recognize any impairment loss for the six months ended June 30, 2025, while an impairment loss of approximately $49.2 million was recognized for the six months ended June 30, 2026.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

(o)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815.

The assessment considers whether the warrants are freestanding financial instruments, meeting the definition of a liability under ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This includes determining whether the warrants are indexed to the Group’s own ordinary share and whether the warrant holders could potentially require net cash settlement in a circumstance outside of the Group’s control. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and is reassessed at each subsequent reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of equity at fair value at the time of issuance and not subsequently remeasured. Warrants that do not meet the criteria for equity classification are recorded as liabilities, measured at fair value at issuance and subsequently remeasured to fair value at each reporting period, with changes in fair value recognized in earnings.

(p)	Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Cryptocurrency mining: The Group has entered into digital asset mining pools by executing contracts with the mining pool operator to provide computing power to the mining pool. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. Currently, the mining pool mines BTC, LTC and DOGE. The total mining revenue for a given month is calculated as the sum of the daily BTC, LTC and DOGE revenues, where each day’s revenue is determined by multiplying the amount of BTC, LTC and DOGE mined on that day by the BTC, LTC and DOGE market closing price on the same day. From the total monthly revenue, the hosting fees and the maintenance fees will be deducted. The mining pool operator pays the resulting net amount in USDT (or such other mutually agreed stablecoin or fiat currency) on a quarterly basis to the wallet address designated in writing by the Group.

The provision of providing such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

On March 19, 2024, the Group suspended its cryptocurrencies mining business with the disposal of Blockchain Dynamics Limited and its subsidiary. On January 1, 2025, the Group resumed its cryptocurrencies mining business.

(q)	Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all in-one monthly fees charged by the hosting partner to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

(r)	Foreign currency translation

The functional and reporting currency of the Company and the Company’s subsidiaries domiciled in BVI and Hong Kong are the United States dollar (“U.S. dollar”). Prior to September 2025, the financial records of the Company’s other subsidiaries located in the PRC were maintained in their local currency, the Renminbi (“RMB”), which was the functional currency of these entities.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the period are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Group’s entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the period. Retained earnings and equity are translated using the historical rate. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

(s)	Income taxes

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign), and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted ASU 2023-09 on January 1, 2025, and applied the amendments retrospectively to all prior periods presented in these unaudited condensed consolidated financial statements

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, the Group classifies the interest and penalties, if any, as a component of the income tax expense. According to the U.S. Internal Revenue Code, the statute of limitations is generally three years. It is extended to six years if the taxpayer omits more than 25% of gross income. In the case of transfer pricing, no special statutory period applies; the general three-year rule governs. There is no statute of limitations for fraud or willful evasion. According to Hong Kong Inland Revenue Department, the statute of limitation is six years if any company chargeable with tax has not been assessed or has been assessed at less than the proper amount, the statute of limitation is extended to 10 years if the underpayment of taxes is due to fraud or willful evasion.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2026, the Group had no uncertain tax positions that if recognized would affect the annual effective tax rate.

The Group is not currently under examination by any income taxing authority, nor has it been notified of an impending examination.

(t)	Share-based payments

Share-based payment transactions are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation expenses over the requisite service periods based on a straight-line method, with a corresponding impact reflected in additional paid-in capital.

(u)	Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments and is presented net of tax. The tax effect is nil for the six months ended June 30, 2025 and 2026 in the consolidated statements of comprehensive loss.

(v)	Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and USDT. The Group places their cash and cash equivalents with financial institutions with high-credit rating and quality in the USA. The USDTs are stored at the Company’s wallet addresses. The Company has no reason to believe it will incur any theft or loss because (i) it has no known or historical experience of claims to use as a basis of measurement, (ii) it accounts for and continually verifies the amount of crypto assets within its control, and (iii) it has established security around custodial product private keys to minimize the risk of theft or loss.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

(w)	Net loss per share

Basic net loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net loss reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares in the diluted net loss per share computation are excluded in periods of losses, as their effect would be anti-dilutive.

(x)	Recently adopted/issued accounting standards

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 is intended to provide users of financial statements with more decision-useful information about expenses of a public business entity, primarily through enhanced disclosures of certain components of expenses commonly presented within captions on the statement of operations, such as employee compensation and depreciation and amortization, as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 also requires disclosure of the total amount of selling expenses. ASU 2024-03 is effective prospectively or retrospectively for the Company for its fiscal year beginning January 1, 2027 and for interim periods beginning January 1, 2028, with early adoption permitted. The Company is currently assessing ASU 2024-03 and its impact on its disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

(y)	Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Group’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which enhances disclosure requirements under Topic 280, including the title and position of the CODM, significant segment expenses provided to the CODM, expansion of certain annual disclosures to interim periods, clarification that single reportable segment entities must apply ASC 280 in full, and permission to report more than one measure of segment profit or loss in certain circumstances. The Company adopted ASU 2023-07 on January 1, 2024, and applied the amendments retrospectively to all prior periods presented.

As a whole, the Group has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group primarily generates mining revenue by providing computing power to mining pools to mine BTC, LTC and DOGE, no geographical segments are presented. For the six months ended June 30, 2025 and 2026, the reportable segment revenue, segment profit or loss and significant segment expenses are the same as consolidated statement of operations and comprehensive loss.

3.	DISCONTINUED OPERATIONS

Disposal of Broad Cosmos and its Subsidiaries

On June 11, 2025, the Group resolved to dispose the legacy air travel media network business operations, which were conducted through Broad Cosmos, its subsidiaries, VIEs and VIEs’ subsidiaries. The business was disposed to an unrelated third party for exchange of US$1. The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which triggers discontinued operations accounting in accordance with FASB ASC 205-20-45. The Disposition was completed on September 3, 2025. The results of operations related to the discontinued operations for the six months ended June 30, 2025 were reported as loss from discontinued operations.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

The results of discontinued operations for the six months ended June 30, 2025 are as follows:

For the six months ended June 30,
2025
(unaudited)
Revenues	$104
Less: Cost of revenues	(201)
Gross loss	(97)
Total operating expenses	(1,269)
Loss from discontinued operations	(1,366)
Total other income, net	1,327
Loss from discontinued operation before income taxes	(39)
Income tax expenses from operations	—
Net loss from discontinued operations	$(39)

4.	USDT

The following table presents additional information about our cryptocurrency mining activities of BTC, LTC and DOGE paid in USDT amounts during the six months ended June 30, 2025 and 2026:

USDT
Value
Balance on January 1, 2025	$—
Revenue recognized from cryptocurrencies mined	12,764
Hosting fees settled in cryptocurrencies	(8,656)
Miners purchased with cryptocurrencies	(6,319)
Cryptocurrencies received from disposal of subsidiaries	4,096
Balance on June 30, 2025 (unaudited)	$1,885

Balance on January 1, 2026	$3,246
Revenue recognized from cryptocurrencies mined	21,555
Hosting fees settled in cryptocurrencies	(21,310)
Cryptocurrencies held by the mining host	(245)
Prepayment of development fees with cryptocurrencies	(3,240)
Balance on June 30, 2026 (unaudited)	$6

5.	PREPAYMENT AND OTHER CURRENT ASSETS, NET

Prepayment and other current assets, net, consist of the following:

	As of December 31,	As of June 30,
	2025	2026
		(unaudited)
Advance to suppliers (i)	$206,027	$3,240
Receivables from third parties	1,131	1,376
Refund receivables from mining suppliers (ii)	—	206,485
Total	$207,158	$211,101

(i)	As of June 30, 2026, advance to suppliers includes $3,240,000, which relates to the Group’s strategic exploration investment in external software assets. This advance is not linked to the Group’s current core business.

(ii)	On April 2026, the Company reached a refund agreement with the supplier of cryptocurrency mining equipment (the “Supplier”), pursuant to which the remaining balance of the advance payment made in fiscal year 2025 for the purchase of mining equipment, together with the accrued interest receivable on the refund, was reclassified to other current assets. The Supplier shall repay the total amount in cryptocurrencies in accordance with the agreed repayment schedule.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,	As of June 30,
	2025	2026
		(unaudited)
Miners	$112,543	$112,543
Less: accumulated depreciation	(9,201)	(19,720)
Less: impairment	(12,416)	(61,643)
Total property and equipment, net	$90,926	$31,180

Depreciation expense for the six months ended June 30, 2025 and 2026 were $4.0 million and $10.5 million, respectively. Impairment loss recorded for the six months ended June 30, 2025 and 2026 was nil and $49.2 million, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	As of June 30,
	2025	2026
		(unaudited)
Accrued payroll and welfare	$—	$207
Other current liabilities	—	500
Total	$—	$707

8.	INCOME TAXES

Yueda is a tax-exempted company incorporated in the Cayman Islands.

Robust Achievement is subject to Hong Kong tax law. According to the Inland Revenue (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, the two-tiered profits tax rates regime applies to years of assessment commencing on or after April 1, 2018. Under this regime, the profits tax rate for the first HK$2.0 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations and 7.5% (half of the standard rate) for unincorporated businesses (mostly partnerships and sole proprietorships). Assessable profits above HK$2.0 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses.

AirNet Ohio is incorporated in the U.S. and is subject to federal income taxes for its business operation in the U.S., with a federal statutory tax rate of 21%. The State of Ohio does not impose a traditional corporate income tax; instead, it levies the Commercial Activity Tax (“CAT”), a privilege tax computed based on taxable gross-receipts rather than taxable income. AirNet Ohio had no taxable income and no Ohio-sourced taxable gross receipts during the six months ended June 30, 2026, resulting in no CAT liability for this period.

The components of the Company’s income before income taxes for the six months ended June 30, 2025 and 2026 are as follows:

	For the Six Months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)

Domestic (Cayman Islands)	$(1,674)	$(1,177)
Federal	(338)	(1)
Foreign	61	(59,618)
Total loss before income taxes	$(1,951)	$(60,796)

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

Income tax expenses are as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Income tax expenses:
Current	$5	$—
Deferred	—	—
	$5	$—

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,	As of June 30,
	2025	2026
		(unaudited)
Deferred tax assets:
Net operating loss carry forwards	$4,386	$6,267
Valuation allowance	(4,386)	(6,267)
Total deferred tax assets, net	$—	$—

As of June 30, 2026, the Company had net operating losses carry forward of approximately $75.3 million from its U.S. and Hong Kong subsidiaries (indefinite carryforward period). No net operating losses were available from Cayman jurisdiction. We recorded an increase of approximately $1.9 million in the valuation allowance during the six months. Management assessed positive evidence (e.g., capital raises, commencement of mining operations) and negative evidence (history of losses, limited operating history, BTC price volatility). Given the uncertainty of generating sufficient taxable income in the near term, a full valuation allowance continues to be recorded against the deferred tax assets.

Due to the limited operating history of the U.S. and HK subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of approximately $6.3 million related to its U.S. and HK subsidiaries as of June 30, 2026.

9.	NET LOSS PER SHARE

The Company’s equity structure, including its authorized share capital, historical share issuances, and equity-linked instruments, is disclosed in its audited consolidated financial statements included in its Form 20-F for the year ended December 31, 2025. There have been no significant changes to the overall structure during the current interim period, except as described below.

On May 2, 2024, the authorized share capital of the Company increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

On September 3, 2025, the Company held an extraordinary general meeting of shareholders where the shareholders approved the proposed reverse share split and share consolidation of the Company’s authorized and issued share capital (Share Consolidation”). The Share Consolidation at a ratio of one-for-one hundred (1:100) was effective on November 14, 2025. Following the Share Consolidation, the par value of each Class A and Class B ordinary share was changed from US$0.04 to US$4.00 with corresponding adjustment to the number of authorized shares, while shareholders’ ownership and voting interests remained unchanged except for fractional shares rounded up.

All share and per share data as of December 31, 2025 and June 30, 2026 and for the six months ended June 30, 2025 and 2026 are presented on a retroactive basis.

10.	SHARE BASED PAYMENTS

On September 3, 2025, the extraordinary general meeting of shareholders approved the 2025 Equity Incentive Plan of the Company, under which the Company is authorized to deliver an aggregate of 4,679,322 restricted shares to eligible directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company from time to time.

In March 2024, the Group granted an aggregate of 1,200,000 ordinary shares with a fair value of $1,332, determined using the closing price of $1.1 on March 20, 2024, to one service provider. The value of these shares is being amortized over the service period of two years starting from April 1, 2024. During the six months ended June 30, 2025 and 2026, the Group recorded $333 and $148 share-based compensation expense related to services, respectively.

YUEDA DIGITAL HOLDING AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(In U.S. dollars in thousands, except share and per share data)

11.	EQUITY

On March 19, 2024, the Group resolved to dispose Blockchain Dynamics Limited together with its subsidiary. The business was disposed to Mr. Herman Man Guo for exchange of 1,307,229 ordinary shares of the Company at a par value of $0.04. Therefore, a total of 13,073 ordinary shares was recorded as treasury shares as of December 31, 2025 and June 30, 2026, giving retroactive effect to the 1-to-100 Share Consolidation effected on November 14, 2025.

On September 3, 2025, the extraordinary general meeting of shareholders approved an amendment to share capital structure of the Company. The total authorized share capital remains unchanged at US$40,000,000, which has been reclassified from (i) 900,000,000 ordinary shares and 100,000,000 preferred shares (each with a par value of US$0.04) to (ii) 900,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares (each with a par value of US$0.04). The amendment involves the redesignation of all issued and authorized but unissued ordinary shares as Class A ordinary shares, and the redesignation of all 100,000,000 authorized but unissued preferred shares as Class B ordinary shares. The respective rights and restrictions attaching to the Class A and Class B ordinary shares are governed by the Company’s Amended and Restated Memorandum and Articles of Association.

Sale of ordinary shares

The Company has issued various sales of ordinary shares in prior periods. Detailed terms of the sales are disclosed in the Company’s audited consolidated financial statements included in its Form 20-F for the year ended December 31, 2025. There have been no significant changes to those terms during the current interim period .

The summary of warrant activity is as follows, giving retroactive effect to the 1-to-100 Reverse Share Consolidation effected on November 14, 2025:

			Weighted	Average
			Average	Remaining
	Warrants	Exercisable	Exercise	Contractual
	Outstanding	Shares	Price	Life
December 31, 2025	353,070	353,070	$334.05	4.66
June 30, 2026 (unaudited)	353,070	353,070	$334.05	4.16

12.	COMMITMENTS AND CONTINGENCIES

As of June 30, 2026, the Group has no material purchase commitments or significant leases.

From time to time, the Group is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

13.	SUBSEQUENT EVENTS

The Company has evaluated all events that occurred after June 30, 2026 through the date the unaudited condensed consolidated financial statements were available for issuance and has not identified the any subsequent events occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.